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SUBJECT COMPANY: J.D. EDWARDS & COMPANY
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PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

InformationWeek: Q&A with PeopleSoft CEO Conway
June 5, 2003

Q&A With
PeopleSoft
CEO Conway
June 5, 2003

Craig Conway tells InformationWeek executive editor Jennifer Zaino and news editor Beth Bacheldor that consolidation is a sign of industry maturity.

InformationWeek: What do you see as the overall effects of consolidation in the enterprise applications market?

Conway: Consolidation is the result of the maturation of an industry. As that happens, customers look to a fewer number of broader solutions providers. That’s the case in any industry. Customers look for providers to [support] a common infrastructure with a common architecture and protect their product investments. The implication of a best-of-breed mix-and-match era was a myriad of products that had to be integrated together, that required an entire industry of middleware. Some of this software came from companies that didn’t survive, leaving customers holding the bag. As industries mature, customers weigh the benefits of depending on a fewer number of broader solutions providers. That’s what’s happening here.

If there’s an image that larger providers can’t be innovative, that hasn’t been the case in any other industry. As an industry matures, innovation comes from two sources—inside large companies who have enormously larger R&D budgets and from small companies. But small, innovative companies may not have the wherewithal and the distribution and funding and ability to take advantage of their innovations. ... The pharmaceutical industry looks to venture-backed innovative small drug companies as a source of innovation. That ecosystem will emerge here. ... PeopleSoft has vastly greater funds to pursue innovation, but as small companies come close to impressive innovations they’ll look to license or sell the product. It doesn’t mean the death of small, innovative companies, just a different exit.

InformationWeek: Some say that the consolidation in the industry is just more evidence that IT is a commodity. What are your thoughts on that?

Conway: That makes no sense to me. Saying that the IT industry is exhausted is like in 1929 saying that everything that could be invented had been invented. At what point would that have been true? The world is full of ongoing innovations.

InformationWeek: How will you leverage your acquisition of J.D. Edwards?

Conway: The attraction with J.D. Edwards was unbelievably compelling on multiple dimensions. Usually one company is attractive to another for a single dimension of advantage. Here there’s three: One was market distribution advantage. PeopleSoft had become a leader in large enterprise apps. J.D. Edwards is a leader in midmarket enterprise apps.

Advantage No. 2 is product. PeopleSoft could benefit by taking the advanced manufacturing and distribution capability of J.D. Edwards and migrating that up to large enterprises. J.D. Edwards could take PeopleSoft’s advanced HR apps and migrate them down to the midmarket. So there’s an opportunity to steal product advantages from each company and propagate them in each company’s traditional markets.

The third advantage is industry. PeopleSoft already is the second largest enterprise-software company and its success is in selling to service-related industries. J.D. Edwards had become a leading company selling to a completely different set of industries: manufacturing, construction, paper and pulp, life science, real estate.

The result is customers wind up with stronger products on more hardware and operating systems and databases and Web servers than any other software company had.

InformationWeek: What about the challenges of bringing each other’s expertise into different markets?

Conway: There is a misconception that taking product expertise results in a different architecture. When we acquired Vantive, we put their CRM domain expertise into the PeopleSoft architecture and offered it to PeopleSoft customers, but the Vantive architecture was still supported. We can take J.D. manufacturing and distribution capability and pull that into a large enterprise architecture and have it as an enhancement to all current users. Likewise, we can take PeopleSoft HR product expertise and port it to the midmarket product line and have that available as an enhancement.

It makes no sense to acquire a company of 6,500 satisfied customers and force them to do something they don’t want to do. The objective is to offer additional value while protecting investments these customers have made. You can do that without coercing customers to change architectures. That’s the last thing you’d want to do.

PeopleSoft can support the AS/400 market, the midmarket, and large enterprise apps, and certainly if a customer wants to move from the AS/400 or midmarket line they’ll be able to do it in the same product line that’s presumably better integrated and better supported without changing vendors.

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.